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                             June 10, 2024

       Thomas E. Wirth
       Chief Financial Officer
       Brandywine Operating Partnership, L.P.
       2929 Arch Street, Suite 1800
       Philadelphia, PA 19104

                                                        Re: Brandywine
Operating Partnership, L.P.
                                                            Amendment No. 1 to
Current Report on Form 8-K
                                                            Filed May 28, 2024
                                                            File No. 000-24407

       Dear Thomas E. Wirth:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to Current Report on Form 8-K filed May 28, 2024

       Item 1.05 Material Cybersecurity Incidents, page 1

   1. We note the statement that you experienced a cybersecurity incident. Please advise us as to why you determined
to file under Item 1.05 of Form 8-K given the statement that the incident has not had a
material impact on your financial condition or operations, and you do not believe the
incident is reasonably likely to materially impact your financial condition or results of
operations.
 Thomas E. Wirth
FirstName
BrandywineLastNameThomas    E. Wirth
            Operating Partnership, L.P.
Comapany
June       NameBrandywine Operating Partnership, L.P.
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 or James Lopez at 202-551-3536
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance